UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ENTERA BIO LTD.
(Name of Issuer)
Ordinary Shares, nominal value of NIS 0.0000769 per share
(Title of Class of Securities)
M40527109
(CUSIP Number)
August 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	M40527109

Introductory Note: This Schedule 13G is filed on behalf of Centillion Fund, Inc. a corporation organized under the laws of Saint Lucia, in respect of ordinary shares of Entera Bio Ltd.

1	Names of Reporting Persons
CENTILLION FUND, INC.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
SAINT LUCIA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,265,823
	6	Shared Voting Power
--
	7	Sole Dispositive Power
1,265,823
	8	Shared Dispositive Power --

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,265,823
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
4.39% (*)
12	Type of Reporting Person (See Instructions)
CO

(*) Based on 28,809,922 ordinary shares outstanding as of August 31, 2022, as provided by the Issuer.

Item 1.

(a)	Name of Issuer: Entera Bio Ltd

(b)	Address of Issuer’s Principal Executive Offices:

Kiryat Hadassah Minrav Building - Fifth Floor, Jerusalem 9112002 Israel

Item 2.

(a)	Name of Person Filing: Centillion Fund, Inc.

(b)	Address of Principal Business Office or, if None, Residence:

#10 Manoel Street, Castries, Saint Lucia LC04 101

(c)	Citizenship: Saint Lucia

(d)	Title and Class of Securities: Ordinary Shares, par value NIS 0.0000769 per share

(e)	CUSIP No.: M40527109

Item 3.	Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: See rows 5-9 of cover page of the reporting person.

(b)	Percent of Class: See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 2022

/s/ Ariel Israilov
Ariel Israilov
President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).